Filed Pursuant to Rule 433
Registration Nos. 333-136844
333-103721
October 5, 2006
CALIFORNIA WATER SERVICE GROUP
2,000,000 SHARES OF
COMMON STOCK
FINAL TERM SHEET

Issuer:	California Water Service Group

Security:	Common Stock, par value $0.01 per share

Size:	2,000,000 shares

Over-allotment Option:	Up to 300,000 shares

Type of Security:	SEC Registered — Registration Statement Nos. 333-136844 and 333-103721

Public Offering Price:	$36.75 per share; $73,500,000 total without exercise of over-allotment option; $84,525,000 million total with full exercise of over-allotment option

Underwriting Discount:	$1.378 per share; $2,756,000 total without exercise of over-allotment option; $3,169,400 total with full exercise of over-allotment option

Proceeds to the Company, before Expenses and after deducting Underwriting Discount:	$35.372 per share; $70,744,000 total without exercise of over-allotment option; $81,355,600 total with full exercise of over-allotment option

Estimated Company Expenses:	Approximately $501,050, other than underwriting discounts and commissions

Expected Net Proceeds (exclusive of over-allotment option) after deducting underwriting discounts and commissions and estimated transaction expenses payable by us:	$70,242,950

Bookrunner:	Robert W. Baird & Co.

Underwriting Commitment:

		Firm Shares
	Robert W. Baird & Co. Incorporated	830,000
	A.G. Edwards & Sons, Inc.	780,000
	Edward D. Jones & Co., L.P.	130,000
	J.J.B. Hilliard, W.C. Lyons, Inc.	130,000
	Stifel, Nicolaus & Company Incorporated	130,000

Settlement Date:	October 12, 2006

Selling Concession:	Not to exceed $0.825 per share

Reallowance to other dealers:	Not to exceed $0.10 per share

Listing:	New York Stock Exchange under the symbol CWT
California Water Service Group has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents California Water Service Group has filed with the SEC for more complete information about California Water Service Group and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, California Water Service Group, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-792-2473.